UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Athenex, Inc.

File No. 1-38112 - CF#37342

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Athenex, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.46 to a Form 10-K filed on March 11, 2019, as modified by the same contract refiled with fewer redactions as Exhibit 10.11.2 to Form 10-Q on May 7, 2020.

Based on representations by Athenex, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.46 to 10-K filed March 11, 2019 through June 5, 2025

Exhibit 10.11.2 to Form 10-Q filed May 7, 2020 through June 5, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary